HNR FINANCE B. V.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2014

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

21 SEVENTEENTH STREET, SUITE 1550	DENVER, COLORADO 80293	(303) 623-9147

February 26, 2015

HNR Finance B.V.

Prins Bernhardplein 200

P.O. Box 990

1000 AZ Amsterdam, Netherlands

Attention: Harvest (US) Holdings, Inc. – Director A

Fortis Intertrust (Netherlands) B.V. – Director B

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to HNR Finance B.V.’s (HNR Finance) interest in certain properties located in the Greater Oficina Trend of Eastern Venezuela.  These properties are included in a company called Petrodelta S.A., in which HNR Finance has a 40 percent interest, Corporación Venezolana del Petroleo S.A. (CVP) has 56 percent interest, and PDVSA Social, S.A. has a 4 percent interest.  The properties include six fields; Bombal, El Salto, Isleño, Temblador, Tucupita, and Uracoa, (Petrodelta fields).  The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  Our third party study, completed on February 26, 2015 and presented herein, was prepared for public disclosure by HNR Finance in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott represent 100 percent of the total net proved, probable and possible liquid hydrocarbon reserves and 100 percent of the total net proved, probable and possible gas reserves of HNR Finance as of December 31, 2014.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2014 are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-themonth for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The results of this study are summarized below.

1100 LOUISIANA, SUITE 4600	HOUSTON, TEXAS 77002-5218	TEL (713) 651-9191	FAX (713) 651-0849
1015 4TH STREET S.W. SUITE 600	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-279	FAX (403) 262-2790

HNR Finance

February 26, 2015

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Interests of

HNR Finance

As of December 31, 2014

______________________________________________________________

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – Barrels	14,537,311	1,922,347	14,279,794	30,739,452
Gas – MMCF	9,196	387	2,594	12,177

Income Data ($M)
Future Gross Revenue	$ 1,057,623	$ 138,291	$ 964,706	$ 2,160,620
Deductions	519,029	67,545	562,920	1,149,494
Future Net Income (FNI)	$ 538,594	$ 70,746	$ 401,786	$ 1,011,126

Discounted FNI @ 10%	$ 392,041	$ 44,570	$ 245,222	$ 681,833

	Total	Total
	Probable	Possible
	Undeveloped	Undeveloped
Net Remaining Reserves
Oil/Condensate – Barrels	72,586,594	100,078,928
Gas – MMCF	23,042	29,551

Income Data ($M)
Future Gross Revenue	$ 4,974,760	$ 6,857,272
Deductions	3,386,098	4,566,320
Future Net Income (FNI)	$ 1,588,662	$ 2,290,952

Discounted FNI @ 10%	$ 791,730	$ 842,558

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are reported on an “as sold” or used-in-operations basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.  In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C.  The program was used at the request of HNR Finance.  Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized.  Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding.  The rounding differences are not material.

The deductions incorporate the normal direct costs of operating the wells, recompletion costs and development costs.  Net taxes levied by the Venezuela government are incorporated into the “other taxes” and the “federal income tax” categories.  The Windfall Profit Tax on oil levied by Venezuela

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

pursuant to the Windfall Profit Tax Law of 2011 is incorporated as a deduction to net oil price received.  The future net income is before the deduction of U.S. state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Liquid hydrocarbon reserves account for approximately 99 percent and gas reserves account for the remaining 1 percent of total future gross revenue from proved reserves.  Liquid hydrocarbon reserves account for approximately 99 percent and gas reserves account for the remaining 1 percent of total future gross revenue from probable reserves.  Liquid hydrocarbon reserves account for approximately 99 percent and gas reserves account for the remaining 1 percent of total future gross revenue from possible reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.  Future net income was discounted at four other discount rates which were also compounded monthly.  These results are shown in summary form as follows.

Discounted Future Net Income ($M)
As of December 31, 2014

Discount Rate	Total	Total	Total
Percent	Proved	Probable	Possible
5	$ 819,749	$ 1,116,426	$ 1,396,820
8	$ 731,876	$ 907,576	$ 1,033,348
12	$ 637,481	$ 691,344	$ 684,557
15	$ 579,904	$ 564,868	$ 496,741

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report.  The proved, probable and possible developed non-producing reserves included herein consist of the behind pipe and shut-in categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  The proved, probable and possible gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.”  All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  At HNR Finance’s request, this report addresses the proved, probable and possible reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.”  The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”  Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  Possible reserves are “those additional reserves which are less certain to be recovered than probable reserves” and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low.

The reserves included herein were estimated using deterministic methods and presented as incremental quantities.  Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty.  Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories.  Furthermore, the reserves and income quantities attributable to the different reserve categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.

Reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.  For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”  Moreover, estimates of proved, probable and possible reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  Therefore, the proved, probable and possible reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.  The expiration of the current contracts is on October 25, 2027.  Furthermore, properties in Venezuela may be subjected to significantly varying contractual fiscal terms that affect the net revenue to HNR Finance for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with HNR Finance the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of HNR Finance’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate the country and geopolitical risks in Venezuela where HNR Finance operates and has interests.  HNR Finance’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include, but may not be

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, including the granting, extension or termination of oil and gas licenses, the fiscal terms of various oil and gas licenses, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of proved, probable and possible reserves actually recovered and amounts of proved, probable and possible income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which HNR Finance owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy.  These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.  Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator.  Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported.  For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.”  The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.”  All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved, probable, and possible reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods.  All of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods.  These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2014 in those cases where such data were considered to be definitive.  The data utilized in this analysis were supplied to Ryder Scott by HNR Finance or obtained from public data sources and were considered sufficient for the purpose thereof.

All of the proved non-producing and undeveloped reserves included herein were estimated by a combination of the volumetric and analogy methods.  All of the probable and possible reserves included herein were estimated by a combination of the volumetric and analogy methods.  The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by HNR Finance or which we have obtained from public data sources that were available through November 2014.  The data utilized from the analogues as well as well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

HNR Finance has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future proved, probable and possible production and income, we have relied upon data furnished by HNR Finance with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, various taxes levied by the Venezuela government, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by HNR Finance.  We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved, probable and possible reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule,

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved, probable and possible reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by HNR Finance.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production.  Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “As of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

HNR Finance furnished us with the above mentioned average prices in effect on December 31, 2014.  These initial SEC hydrocarbon prices were determined using the 12-month average first-day-ofthe-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold.  These benchmark prices are prior to the adjustments for differentials as described herein.  The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report.  In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were furnished to us by HNR Finance.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.”  The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves by reserve category for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.  The average realized price after adjustment for Venezuela’s Windfall Profit tax is $66.57/Bbl for the El Salto production and $ 75.51/Bbl for the production from the other fields.

Geographic Area	Prod	Field Area	Price Reference	Avg Benchmark Prices	Avg Proved Realized Prices	Avg Probable Realized Prices	Avg Possible Realized Prices
Venezuela	Oil	El Salto	WTI Cushing	$94.99/Bbl	$66.57/Bbl	$66.57/Bbl	$66.57/Bbl
	Oil	All Others	WTI Cushing	$94.99/Bbl	$75.51/Bbl	$75.51/Bbl	$75.51/Bbl
	Gas	All Fields	Defined Contract	N/A	$1.54/MCF	$1.54/MCF	$1.54/MCF

The yearly average gas sales price is $1.54/MCF in all categories.  The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by HNR Finance and are based on the operating expense reports of HNR Finance and include only those costs directly applicable to the leases or wells.  The operating costs include a portion of general and administrative costs allocated directly to the leases and wells.  For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs and foreign taxes furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by HNR Finance.    No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by HNR Finance and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant.  The estimates of the net abandonment costs furnished by HNR Finance were accepted without independent verification.

The proved, probable and possible developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with HNR Finance’s plans to develop these reserves as of December 31, 2014.  The implementation of HNR Finance’s development plans as presented to us and incorporated herein is subject to the approval process adopted by HNR Finance’s management.  As the result of our inquiries during the course of preparing this report, HNR Finance has informed us that the development activities included herein have been subjected to and received the internal approvals required by HNR Finance’s management at the appropriate local, regional and/or

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

corporate level.  In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to HNR.  Additionally, HNR has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.  While these plans could change from those under existing economic conditions as of December 31, 2014, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by HNR Finance were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to HNR Finance.  Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by HNR Finance.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

HNR Finance

February 26, 2015

HNR Finance makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, HNR Finance has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of HNR Finance of the references to our name as well as to the references to our third party report for HNR Finance, which appears in the December 31, 2014 annual report on Form 10-K of HNR Finance.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by HNR Finance.

We have provided HNR Finance with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by HNR Finance and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Mr. Scott James Wilson was the primary technical person responsible for the estimate of the reserves, future production, and income presented herein.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2000, is a Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company.  For more information regarding Mr. Wilson's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors.  He is a registered Professional Engineer by exam in the States of Alaska, Colorado, Texas, and Wyoming.  He is also an active  member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE's Journal of Petroleum Technology.  He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers.  Mr. Wilson has published several technical papers, one published book chapter and another in SPEE monograph 4 to be published in 2015.  He is the primary inventor on three US patents.

In addition to gaining experience and competency through prior work experience, several state Boards of Professional Engineers require a minimum number of hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills as part of his registration in four states.  As part of his continuing education, Mr. Wilson attends internally presented training as well as public forums relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, and Final Rule released January 14, 2009 in the Federal Register.  Mr. Wilson attends additional hours of formalized external training covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 30 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS